# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pacific Airport Group, CIK 0001347557
CUSIP: 400506101
Title of class of securities: Series B Shares
Address of issuer's principal executive offices: AVENIDA MARIANO OTERO NO. 1249, PISO 6, COL. RINCONADA DEL BOSQUE, GUADALAJARA, JALISCO, Mexico (O5), 44530
Date of event which requires filing of this statement: 05/06/2026
Filed by CIK 0002133932
Persons authorized to receive notices and communications: Maria Escrig Teigeiro, Aena Desarrollo Int'l S.M.E., S.A., S.U., Calle Peonias, 12, Madrid, Spain (U3), 28042, 34 913 212 950

## Reporting persons
- Aena Desarrollo Internacional S.M.E., S.A., Sociedad Unipersonal (CIK 0002133932): type of reporting person: other (OO); citizenship or place of organization: Spain (U3); source of funds: subject company funds (SC); sole voting power 38,994,777; shared voting power 0; sole dispositive power 38,994,777; shared dispositive power 0; aggregate amount beneficially owned 38,994,777 (6.55% of the class)
  Comment: (1) The calculation of the percentage set forth in row 13 above is based on an aggregate 595,018,195 Series B and Series BB shares disclosed as outstanding as of May 7, 2026 by the Issuer's press release contained in its Form 6-K filing with the SEC on May 7, 2026.
- Aena, S.M.E, S.A: type of reporting person: other (OO); citizenship or place of organization: Spain (U3); source of funds: subject company funds (SC); sole voting power 0; shared voting power 38,994,777; sole dispositive power 0; shared dispositive power 38,994,777; aggregate amount beneficially owned 38,994,777 (6.55% of the class)
  Comment: (1) The calculation of the percentage set forth in row 13 above is based on an aggregate 595,018,195 Series B and Series BB shares disclosed as outstanding as of May 7, 2026 by the Issuer's press release contained in its Form 6-K filing with the SEC on May 7, 2026.
- Enaire E.P.E.: type of reporting person: other (OO); citizenship or place of organization: Spain (U3); source of funds: subject company funds (SC); sole voting power 0; shared voting power 38,994,777; sole dispositive power 0; shared dispositive power 38,994,777; aggregate amount beneficially owned 38,994,777 (6.55% of the class)
  Comment: (1) The calculation of the percentage set forth in row 13 above is based on an aggregate 595,018,195 Series B and Series BB shares disclosed as outstanding as of May 7, 2026 by the Issuer's press release contained in its Form 6-K filing with the SEC on May 7, 2026.

## Item 1. Security and Issuer
Title of class of securities: Series B Shares
Name of issuer: Pacific Airport Group
Address of issuer's principal executive offices: AVENIDA MARIANO OTERO NO. 1249, PISO 6, COL. RINCONADA DEL BOSQUE, GUADALAJARA, JALISCO, Mexico (O5), 44530
Comment:
This statement on Schedule 13D (this "Schedule 13D") relates to the merger contemplated by the merger agreement, further described under Item 4, entered into by Grupo Aeroportuario del Pacifico, S.A.B. de C.V., as the surviving merging company (the "Issuer"), Aeropuertos Mexicanos del Pacifico, S.A.P.I. de C.V. ("AMP"), a variable capital investment company incorporated under the laws of Mexico, Aena Desarrollo Internacional S.M.E., S.A., Sociedad Unipersonal, a company incorporated under the laws of the Kingdom of Spain and a 33.33% shareholder of AMP ("AENA"), and the other parties thereto.

The 38,994,777 Series B shares for Sole Voting Power, Sole Dispositive Power, Shared Voting Power, Shared Dispositive Power, Aggregate Amount Beneficially Owned by Each Reporting Person and 6.55% Percent of Class Represented, includes 13,730,904 Series B shares and 25,263,873 Series BB shares, which are entitled to convert into Series B shares (subject to certain timing conditions and notice requirements pursuant to Article Six of the Issuer's Amended and Restated Bylaws) (Series B shares together with Series BB shares, the "Shares"), acquired by AENA pursuant to the Merger (as defined below). This calculation is derived from the number of outstanding Shares as of May 7, 2026, as disclosed in the Issuer's press release contained in its Form 6-K filing with the SEC on May 7, 2026.

## Item 2. Identity and Background
Name of person filing:
This statement is being filed jointly by AENA and its parent entity, Aena, S.M.E, S.A. ("Parent"), and Enaire E.P.E., Parent's majority shareholder ("ENAIRE"), and together with AENA and Parent, the "Reporting Persons").

AENA is a state-owned company incorporated under the laws of the Kingdom of Spain (Sociedad Anonima), and is wholly-owned by Parent.

Parent is a public, state-owned company incorporated under the laws of the Kingdom of Spain of which 51% of capital stock is owned by ENAIRE and 49% of capital stock is listed on the Spanish stock market.

ENAIRE is a state-owned public business entity attached to the Ministry of Transport and Sustainable Mobility (Ministerio de Transporte y Movilidad Sostenible) of the government of the Kingdom of Spain and incorporated under the laws of the Kingdom of Spain.

The Reporting Persons have entered into a Joint Filing Agreement, dated May 7, 2026, a copy of which is attached as Exhibit 99.1 to this Schedule 13D, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. For items (a), (b), (c) and (f) of this Item 2, the name, business address, present principal occupation or employment, and citizenship of each of the directors and executive officers of the Reporting Persons are set forth on Schedule I which is attached hereto as Exhibit 99.2, and incorporated herein by reference.
Residence or business address: The principal office of AENA is Calle Peonias, 12, 28042, Madrid. The principal office of Parent is Calle Peonias, 12, 28042 Madrid, Spain. The principal office of ENAIRE is Kudos Innovation Campus Las Mercedes, Edificio 2 Calle Campezo 1, 28022 Madrid, Spain.
Present principal occupation or employment: Parent is a global airport services operator with a network of 46 airports and 2 heliports in Spain, and 18 airports abroad. It carries out its international business activities through AENA, which manages 18 airports in the United Kingdom and Brazil through subsidiary companies and is involved in managing a further 14 airports in different companies, using the aeronautical experience and know-how of Parent. AENA operates the majority of the airports of public interest in Spain. ENAIRE is responsible for air traffic control, aeronautical information and the communication, navigation and surveillance networks used for navigation management in Spain.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor, after due inquiry and to the best knowledge and belief of the Reporting Persons, any of the persons listed in Schedule I of this Schedule 13D have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor, after due inquiry and to the best knowledge and belief of the Reporting Persons, any of the persons listed in Schedule I of this Schedule 13D was a party to a civil proceeding of a judicial or administrative body (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining such person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.
Citizenship: AENA is a state-owned company incorporated under the laws of the Kingdom of Spain. Parent is a state-owned company incorporated under the laws of the Kingdom of Spain. ENAIRE is a state-owned public business entity attached to the Ministry of Transport and Sustainable Mobility (Ministerio de Transporte y Movilidad Sostenible) of the government of the Kingdom of Spain and incorporated under the laws of the Kingdom of Spain.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons acquired the Series B shares and Series BB shares reported herein as consideration pursuant to the Merger Agreement (as defined below). See Item 4, which is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Grupo Aeroportuario del Pacifico, S.A.B. de C.V., (the "Issuer"), Aeropuertos Mexicanos del Pacifico, S.A.P.I. de C.V. ("AMP"), Aena Desarrollo Internacional S.M.E., S.A., Sociedad Unipersonal, a 33.33% shareholder of AMP, and the other parties thereto, entered into a merger agreement, dated April 30, 2026 (the "Merger Agreement", and the transactions thereunder, the "Merger"). Pursuant to the Merger, AMP merged into the Issuer, AMP was dissolved and the Issuer remained the surviving merged company. As consideration for the Merger, the Issuer issued new Series B shares, without par value, and Series BB shares, without par value, which have the right to convert to Series B shares (subject to certain timing conditions and notice requirements pursuant to Article Six of the Issuer's Amended and Restated Bylaws), to the shareholders of AMP, which includes AENA. The Reporting Persons acquired 13,730,904 Series B shares and 25,263,873 Series BB shares of the Issuer in connection with the consummation of the Merger.

Pursuant to the Merger Agreement, shareholders receiving Shares in the Merger are subject to lock-up and orderly disposition restrictions on the Shares received in the Merger for a period of 365 days following shareholder approval of the Merger (the "Lock-Up Period"). These restrictions are subject to partial releases permitting the disposition of up to 25% of such Shares after 90 days of the Lock-Up Period have elapsed and an additional 25% after 180 days of the Lock-Up Period have elapsed, with any such dispositions to be effected through either registered public offerings, private offerings, block sales coordinated with the Issuer or any other permitted means pursuant to applicable law. The foregoing description of the lock-up provisions is qualified in its entirety by reference to the full text of the Merger Agreement, which is translated into English and included as Exhibit 99.3 hereto, and is incorporated herein by reference.

In connection with entering into the Merger Agreement, AENA entered into a separate Registration Rights Agreement with the Issuer (the "Registration Rights Agreement") dated April 30, 2026, pursuant to which, among other things, AENA received customary demand registration rights and the right to request the conversion of any Series BB shares into Series B shares, subject to any limitations in the Issuer's Bylaws or the Merger Agreement (including the lock-up and orderly disposition provisions described above). The terms of the Registration Rights Agreement are subject to both the terms of the Merger Agreement and the Issuer's Bylaws. Pursuant to the Registration Rights Agreement, the Issuer has agreed to use commercially reasonable efforts to file a shelf registration statement on Form F-3 or S-3 with the SEC as promptly as possible after the date on which the Issuer would be eligible to file such registration statement, covering all of AENA's registrable securities for resale on a delayed or continuous basis under Rule 415 of the Securities Act of 1933 (the "Securities Act"). In addition, upon request of AENA, the Issuer has agreed to facilitate underwritten offerings, shelf takedowns, and block trades on the Mexican Stock Exchange, with the SEC, or on any other recognized securities market; provided that AENA is entitled to make up to two registration requests (or three if at least one is a block trade) in any twelve-month period, subject to a minimum aggregate market value of $100,000,000 per request.

The Registration Rights Agreement contains customary cross-indemnification provisions, under which the Issuer is obligated to indemnify AENA in the event of material misstatements or omissions in registration statement or prospectus and any violation alleged by the Issuer of the Securities Act, the Securities Exchange Act of 1934, as amended, any state securities law, or any rule or regulation thereunder, and AENA is obligated to indemnify the Issuer for material misstatements or omissions attributable to information provided by or on behalf of AENA.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the form, which is translated into English and included as Exhibit 99.4 hereto, and is incorporated herein by reference.

The Reporting Persons, as investors in the Issuer, intend to continuously review their investment in the Issuer, the Issuer's business affairs and general industry and economic conditions, and the Reporting Persons' other business opportunities and liquidity considerations. Based on such review, the Reporting Persons may engage in discussions with the Issuer's management and board of directors, other shareholders, and other persons regarding the business affairs of the Issuer and may, at any time and from time to time, unless otherwise impermissible, determine to take an action which could involve one or more of the types of transactions contemplated in clauses (a) through (j) of Item 4 of Schedule 13D, including the Reporting Persons acquiring additional securities of the Issuer or disposing of all or a portion of the securities of the Issuer owned by them. Any action or actions that the Reporting Persons may undertake in respect of the Issuer's securities will be dependent upon the Reporting Persons' review of numerous factors, including, among other things: the price level and liquidity of the Issuer's securities; general market and economic conditions; ongoing evaluation of the Issuer's and the Reporting Persons' business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments. Notwithstanding anything to the contrary herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of the foregoing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Persons may be deemed to beneficially own, in the aggregate, 13,730,904 Series B shares and 25,263,873 Series BB shares, representing approximately 6.55% of the Issuer's outstanding 595,018,195 Shares (reported as outstanding as of May 7, 2026 in the Issuer's press release contained in its Form 6-K filing with the SEC on May 7, 2026).

The 38,994,777 Series B shares for Sole Voting Power, Sole Dispositive Power, Shared Voting Power, Shared Dispositive Power, Aggregate Amount Beneficially Owned by Each Reporting Person and 6.55% Percent of Class Represented, includes 13,730,904 Series B shares and 25,263,873 Series BB shares.

The Reporting Person has sole voting power and sole dispositive power with regard to 38,994,777 Series B shares, in the aggregate and calculated as fully converted. Parent and ENAIRE, by virtue of its relationship to AENA (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares which the Reporting Person directly beneficially owns.

Prior to the effectiveness of the Merger, AMP owned 21,628,281 Series B shares and 75,791,619 Series BB shares. The Reporting Persons, by virtue of its relationship to AMP, may be deemed to indirectly beneficially own such shares (as that term is defined in Rule 13d-3 under the Act).

As consideration for the Merger, AENA acquired 13,730,904 Series B shares and 25,263,873 Series BB shares of the Issuer, which have the right to convert to Series B shares (subject to certain timing conditions and notice requirements pursuant to Article Six of the Issuer's Amended and Restated Bylaws).
Number of shares as to which each person has sole or shared power to vote or dispose: The information in Item 5(a) is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as described above or in the remainder of this paragraph, there were no other transactions with respect to Shares effected during the past 60 days by the Reporting Persons, or to the knowledge of the Reporting Persons or any of the persons listed in Schedule I of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Merger Agreement

The information set forth in Item 4 is hereby incorporated by reference.

Registration Rights Agreement

The information set forth in Item 4 is hereby incorporated by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description

99.1 Joint Filing Agreement, dated as of May 7, 2026 by and between Enaire E.P.E., Aena, S.M.E., S.A., and Aena Desarrollo Internacional S.M.E, S.A., Sociedad Unipersonal

99.2 Schedule I: Executive Officers and Directors of the Reporting Persons

99.3 An English translation of the Merger Agreement, dated as of April 30, 2026, by and between Grupo Aeroportuario del Pacifico, S.A.B. de C.V., Aeropuertos Mexicanos del Pacifico, S.A.P.I. de C.V., Aena Desarrollo Internacional S.M.E., S.A., Sociedad Unipersonal and the other parties thereto

99.4 An English translation of the Registration Rights Agreement, dated as of April 30, 2026, by and between Grupo Aeroportuario del Pacifico, S.A.B. de C.V. and Aena Desarrollo Internacional S.M.E., S.A., Sociedad Unipersonal

## Signatures
- Aena Desarrollo Internacional S.M.E., S.A., Sociedad Unipersonal: /s/ Emilio Rotondo Inclan, Emilio Rotondo Inclan / Chief Executive Officer (05/07/2026)
- Aena, S.M.E, S.A: /s/ Javier Marin San Andres, Javier Marin San Andres / Executive Deputy Chairman (05/07/2026)
- Enaire E.P.E.: /s/ Enrique Maurer Somolinos, Enrique Maurer Somolinos / Managing Director (05/07/2026)